

April 17, 2013

Via E-mail
Spiro Rombotis
President and Chief Executive Officer
Cyclacel Pharmaceuticals, Inc.
200 Connell Drive, Suite 1500
Berkeley Heights, NJ 07922

      Re: Cyclacel Pharmaceuticals, Inc.
             Registration Statement on Form S-3
             Filed April 8, 2013
             File No. 333-187801

Dear Mr. Rombotis:

We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement as requested. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit Index, page II-8

1. In order to qualify your indentures under the Trust Indenture Act of 1939, you must have the forms of indenture on file at the time of effectiveness of the registration statement. Please file by pre-effective amendment the forms of indenture as exhibits to your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Spiro Rombotis
Cyclacel Pharmaceuticals, Inc.
April 17, 2013
Page 2

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Joel I. Papernik, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.